Saban Capital Acquisition Corp.

10100 Santa Monica Boulevard, 26th Floor

Los Angeles, California 90067

                         September 13, 2016

VIA EMAIL & EDGAR

Ms. Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Saban Capital Acquisition Corp. (the “Company”) Registration Statement on Form S-1 (Registration No. 333-213259)

Dear Ms. Hayes:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-213259) be accelerated by the Securities and Exchange Commission (the “Commission”) to 3:00 p.m. Washington D.C. time on September 15, 2016 or as soon as practicable thereafter.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. The Company has taken reasonable steps to make the information contained in the registration statement conveniently available to underwriters and dealers who it is reasonably anticipated will be invited to participate in the distribution of the securities to be offered or sold.

The Company acknowledges that:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Jonathan Ko of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-4540 and that such effectiveness also be confirmed in writing.

Very truly yours,

Saban Capital Acquisition Corp.

By:	/s/ Adam Chesnoff
Name: Adam Chesnoff
Title: President and Chief Executive Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Jonathan Ko

cc:	Freshfields Bruckhaus Deringer US LLP
Paul Tropp